PROSPECTUS SUPPLEMENT                         Filed Pursuant to Rule 424(b)(2)
(TO PROSPECTUS DATED APRIL 4, 1997)                 Registration No. 333-21385

                                2,865,000 Shares

                            PRIDE INTERNATIONAL, INC.

                                  COMMON STOCK
                                 (NO PAR VALUE)

                            ------------------------

      This Prospectus Supplement and the accompanying Prospectus relate to 2,865,000 shares (the "Shares") of common stock, no par value (the "Common Stock"), of Pride International, Inc., a Louisiana corporation ("Pride" or the "Company"), to be purchased from the Company by Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"). The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "PDE." On November 5, 1997, the last reported sale price of the Common Stock on the NYSE was $36.19 per share.

      SEE "RISK FACTORS" BEGINNING ON PAGE S-2 OF THIS PROSPECTUS SUPPLEMENT FOR A DISCUSSION OF CERTAIN FACTORS THAT PROSPECTIVE INVESTORS IN THE COMMON STOCK SHOULD CONSIDER.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
             PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS
                 SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY
                        REPRESENTATION TO THE CONTRARY IS
                               A CRIMINAL OFFENSE.

                            ------------------------

      The Shares will be purchased from the Company by DLJ at a price of $34.125 per share (resulting in net proceeds (before expenses) to the Company of $97,768,125). The Company will pay the expenses of the offering estimated to be $250,000.

      The Shares may be offered by DLJ from time to time in one or more transactions (which may involve block transactions) on the NYSE, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of the sale or at prices otherwise negotiated, subject to prior sale, when, as and if delivered to and accepted by DLJ.

      The Company has agreed to indemnify DLJ against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

                            ------------------------

      The Shares are offered, subject to prior sale, when, as and if issued to and accepted by DLJ. It is expected that delivery of the Shares will be made on or about November 12, 1997 at the office of DLJ, New York, New York, against payment therefor in immediately available funds.

                            ------------------------

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

November 6, 1997

      IN CONNECTION WITH THIS OFFERING, DLJ MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING, AMONG OTHERS, OVERALLOTMENT, STABILIZING AND SHORT COVERING TRANSACTIONS IN THE COMMON STOCK, AND THE IMPOSITION OF A PENALTY BID, DURING AND AFTER THE OFFERING MADE HEREBY. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

      No dealer, salesperson or any other person has been authorized in connection with any offering made hereby to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by the Company or DLJ. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer to sell or a solicitation of an offer to buy any security other than the Shares offered hereby, nor do they constitute an offer to sell or a solicitation of an offer to buy any of the Shares offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus Supplement or the accompanying Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.

                                  THE COMPANY

GENERAL

      Pride is a leading domestic and international provider of contract drilling and related services, operating both on land and offshore in more than 15 countries. The Company operates a diverse fleet of 295 rigs, including two semisubmersible rigs, 17 jackup rigs, eight tender-assisted rigs, six floating lake barge rigs, one posted swamp barge rig, 23 offshore platform rigs and 238 land-based drilling and workover rigs.

RECENT DEVELOPMENTS

      The Company reported net earnings for its quarter ended September 30, 1997 of $14.0 million, or $0.27 per share, on revenues of $182.9 million. For the same period in 1996, the Company reported net earnings of $6.9 million, or $0.22 per share, on revenues of $115.4 million. For the nine-month period ended September 30, 1997, net earnings were $84.6 million, or $1.78 per share, on revenues of $488.8 million. Net earnings for the nine-month period included a gain, net of estimated income taxes, on the sale of the Company's U.S. land-based well servicing operations of $53.5 million. The gain was partially offset by nonrecurring charges totaling $4.2 million, net of estimated income taxes, relating principally to the induced conversion of $28.0 million aggregate principal amount of the Company's convertible subordinated debentures. Excluding such nonrecurring items, net earnings were $35.3 million, or $0.76 per share. For the corresponding nine-month period in 1996, net earnings were $14.5 million, or $0.50 per share, on revenues of $283.6 million.

      The increase in revenues and earnings was primarily attributable to the inclusion of businesses and equipment that the Company acquired over the past twelve months. The most significant increments to this year's operating results are the inclusion of the operations of Forasol-Foramer N.V., acquired in March 1997 (the "Forasol Acquisition"), and the addition of a fleet of 13 jackup rigs acquired in May 1997. Other transactions affecting 1997 results are the acquisition of a 13 rig contractor in Colombia in October 1996, the acquisition of three land drilling rigs in Argentina in October 1996, the deployment of two new platform rigs in the fourth quarter of 1996 and the divestiture of the Company's U.S. land-based well servicing operations in February 1997.

                                 RISK FACTORS

      THE FOLLOWING SHOULD BE CONSIDERED CAREFULLY WITH THE INFORMATION PROVIDED ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE THEREIN IN REACHING A DECISION REGARDING AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

SIGNIFICANT LEVERAGE AND RESTRICTIONS

      As of September 30, 1997, the Company had approximately $804.9 million in total indebtedness. The level of the Company's indebtedness will have several important effects on the Company's future operations, including, among others,
(i) a significant portion of the Company's cash flow from operations will be dedicated to the payment of interest on its indebtedness and will not be available for other purposes, (ii) covenants contained in the Company's existing debt arrangements require the Company to meet certain financial tests, which may affect the Company's flexibility in planning for, and reacting to, changes in its business, including possible acquisition opportunities, and (iii) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes may be limited. The Company's ability to meet its debt service obligations and to reduce its total indebtedness will be dependent upon the Company's future performance, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting the operations of the Company, many of which are beyond its control. There can be no assurance that the Company's business will continue to generate sufficient cash flow from operations to service its indebtedness. If the Company is unable to generate sufficient cash flow from operations, it may be required to sell assets, to refinance all or a portion of its indebtedness or to obtain additional financings. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained.

DEPENDENCE ON OIL AND GAS INDUSTRY; INDUSTRY CONDITIONS

      The Company's current business and operations are substantially dependent upon conditions in the oil and gas industry and, specifically, the exploration and production expenditures of oil and gas companies. The demand for contract drilling and related services is directly influenced by oil and gas prices, expectations about future prices, the cost of producing and delivering oil and gas, government regulations, local and international political and economic conditions, including the ability of the Organization of Petroleum Exporting Countries ("OPEC") to set and maintain production levels and prices, the level of production by non-OPEC countries and the policies of the various governments regarding exploration and development of their oil and gas reserves. There can be no assurance that current levels of exploration and production expenditures of oil and gas companies will be maintained or that demand for the Company's services will reflect the level of such activities.

INTERNATIONAL OPERATIONS

      A significant portion of the Company's revenues are attributable to international operations. Risks associated with operating in international markets include foreign exchange restrictions and currency fluctuations, foreign taxation, political instability, foreign and domestic monetary and tax policies, expropriation, nationalization, nullification, modification or renegotiation of contracts, war and civil disturbances and other risks that may limit or disrupt markets. Additionally, the ability of the Company to compete in international contract drilling markets may be adversely affected by foreign governmental regulations that favor or require the awarding of such contracts to local contractors, or by regulations requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Furthermore, the Company's foreign subsidiaries may face governmentally imposed restrictions from time to time on their ability to transfer funds to the Company. No predictions can be made as to what foreign governmental regulations may be applicable to the Company's operations in the future.

      From time to time, certain foreign subsidiaries of the Company acquired in the Forasol Acquisition operate in countries such as Libya and Iran that are subject to sanctions and embargoes imposed by the U.S. Government. Although these sanctions and embargoes do not prohibit such subsidiaries from completing existing contracts or from entering into new contracts to provide drilling services in such countries, they do prohibit the Company and its domestic subsidiaries, as well as employees of the Company's foreign subsidiaries who are U.S. citizens, from participating in or approving any aspect of the business activities in such countries. The Company is unable to predict whether such constraints on its ability to have U.S. persons provide managerial oversight and supervision will adversely affect the financial or operating performance of such business activities.

OPERATING RISKS AND INSURANCE

      The Company's operations are subject to the many hazards inherent in the oilfield services industry. Contract drilling and well servicing require the use of heavy equipment and exposure to hazardous conditions, which may subject the Company to liability claims by employees, customers and third parties. These hazards can cause personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage and suspension of operations. The Company's offshore fleet is also subject to hazards inherent in marine operations, either while on site or during mobilization, such as capsizing, sinking and damage from severe weather conditions. In certain instances, contractual indemnification of customers or others is required of the Company. The Company maintains workers' compensation insurance for its employees and other insurance coverage for normal business risks, including general liability insurance. Although the Company believes its insurance coverages to be adequate and in accordance with industry practice against normal risks in its operations, there can be no assurance that any insurance protection will be sufficient or effective under all circumstances or against all hazards to which the Company may be subject. The occurrence of a significant event against which the Company is not fully insured, or of a number of lesser events against which the Company is insured, but subject to substantial deductibles, could materially and adversely affect the Company's operations and financial condition. Moreover, no assurance can be given that the Company will be able to maintain adequate insurance in the future at rates or on terms it considers reasonable or acceptable.


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
RISKS OF ACQUISITION STRATEGY

      A substantial portion of the Company's growth has resulted from the acquisition of other oilfield services businesses and assets. There can be no assurance, however, that the Company will be able to continue to identify attractive acquisition opportunities, negotiate acceptable acquisition terms, obtain financing for acquisitions on satisfactory terms or successfully acquire identified targets. The ability of the Company to pursue acquisition opportunities may be affected by the limitations on its financing flexibility imposed by the Company's current debt arrangements. Moreover, there can be no assurance that competition for acquisition opportunities in the industry will not escalate, thereby increasing the cost to the Company of making further acquisitions or causing the Company to refrain from making further acquisitions. In addition, no assurance can be given that the Company will be successful in integrating acquired businesses and assets into its existing operations. Such integration may result in unforeseen operational difficulties or require a disproportionate amount of management's attention. The Company's failure to achieve consolidation savings, to incorporate the acquired businesses and assets into its existing operations successfully or to minimize any unforeseen operational difficulties could have a material adverse effect on the Company.

COMPETITION

      The contract drilling industry is a highly competitive and cyclical business characterized by high capital and maintenance costs. In periods of low rig utilization, drilling contracts are usually awarded on a competitive bid basis and, while an operator may consider factors such as quality of service and type and location of equipment as well as the ability to provide ancillary services, price is generally the primary factor in determining which contractor is awarded a job. Certain of the Company's competitors have greater financial resources than the Company, which may enable them to better withstand periods of low rig utilization, to compete more effectively on the basis of price, to build new rigs or to acquire existing rigs. There can be no assurance that the Company will be able to compete successfully against its competitors in the future.

RISKS OF NEW CONSTRUCTION, UPGRADE AND REFURBISHMENT PROJECTS

      The Company intends to make significant expenditures to construct new rigs and to upgrade and refurbish other rigs that are not currently under contract. These projects are subject to the risks of delay or cost overruns inherent in large construction and refurbishment projects, including shipyard availability, shortages of materials or skilled labor, unforeseen engineering problems, work stoppages, weather interference, unanticipated cost increases, nonavailability of necessary equipment and inability to obtain any of the requisite permits or approvals. Significant delays could also have a material adverse effect on the Company's marketing plans for such rigs and could jeopardize the contracts under which the Company plans to operate such rigs.

GOVERNMENTAL REGULATION AND ENVIRONMENTAL MATTERS

      Many aspects of the Company's operations are affected by domestic and foreign political developments and are subject to numerous governmental regulations that may relate directly or indirectly to the contract drilling and well servicing industries. The Company's operations routinely involve the handling of waste materials, some of which are classified as hazardous substances. Consequently, the regulations applicable to the Company's operations include those with respect to containment, disposal and controlling the discharge of hazardous oilfield waste and other nonhazardous waste material into the environment, requiring removal and cleanup under certain circumstances, or otherwise relating to the protection of the environment. Laws and regulations protecting the environment have become more stringent in recent years and may in certain circumstances impose strict liability, rendering a party liable for environmental damage without regard to negligence or fault on the part of such party. Such laws and regulations may expose the Company to liability for the conduct of, or conditions caused by, others or for acts of the Company which were in compliance with all applicable laws at the time such acts were performed. The application of these requirements or the adoption of new requirements could have a material adverse effect on the Company. In addition, the modification of existing laws or regulations or the adoption of new laws or regulations curtailing exploratory or development drilling for oil and gas for economic, environmental or other reasons could have a material adverse effect on the Company's operations by limiting future contract drilling opportunities.

                                USE OF PROCEEDS

      The net proceeds to the Company from the offering of Common Stock hereby are estimated to be approximately $97.5 million after deducting offering expenses payable by the Company. The Company expects to use approximately $40.0 million of such net proceeds to repay certain indebtedness, including $25.0 million to repay borrrowings under the Company's revolving credit facility (which bears interest at a variable rate, currently 7.7%, based on either the prime rate or LIBOR, and matures in March 2002), $30.0 million of such net proceeds to fund capital expenditures (currently expected to consist of the cost of three newly constructed land rigs to be deployed in Venezuela) and the balance for general corporate purposes.

                             PLAN OF DISTRIBUTION

      DLJ has agreed to purchase, and the Company has agreed to sell, the Shares. The obligation of DLJ to pay for and accept delivery of the Shares is subject to certain conditions. DLJ is obligated to take and pay for all the Shares if any are taken.

      It is expected that all or a substantial portion of the Shares may be sold by DLJ to institutional purchasers in one or more transactions (which may involve block transactions) on the NYSE or otherwise. The distribution of the Shares may also be effected from time to time in special offerings, exchange distributions and/or secondary distributions in accordance with the rules of the NYSE, in the over-the-counter market, in negotiated transactions through the writing of options on Shares (whether such options are listed on an options exchange or otherwise) or otherwise, or in a combination of such methods of sale, in each case at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. DLJ may effect such transactions by selling Shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from DLJ and/or the purchasers of such Shares for whom it may act as agent or to whom it may sell as principal.

      In connection with the sale of the Shares, DLJ has received compensation from the Company in the form of discounts and may receive compensation from purchasers of the Shares for whom it may act as agent or to whom it may sell as principal in the form of commissions or discounts, in each case in amounts that will not exceed those customary in the types of transactions involved. DLJ and any dealers that participate in the distribution of the Shares may be deemed to be underwriters, and any discounts received by them from the Company and any compensation received by them on the resale of the Shares by them may be deemed to be underwriting discounts and commissions under the Securities Act.

      To facilitate the offering of the Shares, DLJ may engage in transactions that stabilize, maintain or otherwise affect the price of the Shares. Specifically, DLJ may overallot in connection with the offering, creating a short position in the Shares for its own account. In addition, to cover overallotments or to stabilize the price of the Shares, DLJ may bid for, and purchase, Common Stock in the open market. Finally, DLJ may impose a penalty bid, whereby selling concessions allowed to an underwriter or a dealer for distributing the Shares in the offering may be reclaimed if DLJ repurchases previously distributed Shares in transactions to cover short positions, in stabilization transactions or otherwise. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

      The Company has agreed to indemnify DLJ against or make contributions relating to certain liabilities, including liabilities under the Securities Act.

      DLJ has from time to time provided investment banking services to the Company, for which they have received customary fees.

                                 LEGAL MATTERS

      Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Company by Baker & Botts, L.L.P., Houston, Texas, and for DLJ by Vinson & Elkins L.L.P., Houston, Texas. McGlinchey Stafford, a professional limited liability company, New Orleans, Louisiana, will pass on all matters of Louisiana law in this connection.

                                     S-5